Exhibit 99.1

RECLASSIFICATION OF IRISH LISTING TO REFLECT SHAREHOLDER AND TRADING PROFILE

DUBLIN, Ireland, 3 October, 2011 — Elan Corporation, plc (NYSE: ELN) (“Elan”) today announces its intention to reclassify its listing on the Irish Stock Exchange from a primary listing on the Official List to a secondary listing on the Official List (“Reclassification”). The Company’s listing on the NYSE will not be affected by this Reclassification.

A circular explaining why the Board of Elan believe that a secondary listing in Ireland is more appropriate for the Company at this time and why they therefore believe the Reclassification is in the best interests of the Company is being sent to ordinary shareholders today. This circular is for information purposes only as no shareholder approval is required in connection with the Reclassification. The Reclassification is expected to be effective following the expiry of 20 business days after the publication of this announcement and the circular, that is on 3 November, 2011.

Trading in the Ordinary Shares will continue to be conducted on the main market for listed securities of the Irish Stock Exchange following the Reclassification and the Company will remain in the ISEQ Indices. It is not therefore expected that the change in listing will have any material impact on trading or liquidity in the Company’s shares (existing share certificates in issue in respect of Ordinary Shares will remain valid and Ordinary Shares held in uncertified form will continue to be held in CREST). The Company continues to maintain its head office and registered office in Ireland, and to be domiciled in Ireland.

Background to, and reasons for, the Reclassification
Following the announcement on 9 May, 2011 of the execution of a definitive agreement under which Alkermes Inc. would merge with the Elan Drug Technology (“EDT”) business unit, the drug formulation and manufacturing business unit, of the Company, the Company has reviewed its stock exchange listings to ensure that they are appropriately aligned with our business and shareholder base.  With the completion of the merger of Elan’s EDT business with Alkermes Inc., by way of their combination under a newly-formed company, Alkermes plc, which is incorporated in Ireland and headquartered in Dublin, on 16 September, 2011, your Board believes that it is now appropriate to re-classify the Company’s primary listing on the Official List of the Irish Stock Exchange to a secondary listing on that exchange. Such a listing will more appropriately reflect the Company’s shareholder and share trading profile.

The Company currently has 589 million shares in issue of which 494 million (approximately 84%) are in the form of American Depositary Shares and are traded on the New York Stock Exchange.  The remaining 94.5 million shares (approximately 16%) are held in Ordinary Share form and are traded on the Irish Stock Exchange.  Based on the most recent shareholder analysis prepared by Capital Precision Limited for the company, approximately 75% of its shares are owned by holders in North America and over 20% are held by European holders.  The level of liquidity on the NYSE is a multiple of that on the ISE with an average 3-month trading volume of approximately 4 million shares traded daily compared to the average 3-month trading volume on the ISE of approximately 400,000 shares traded daily respectively.  Following the re-classification, Irish and other Eurozone Shareholders will continue to have access to a Euro currency quote and Elan shares will continue to form part of the ISEQ indices.

Regulatory Impact of the Reclassification
As a secondary listed company, Elan will continue to be admitted to a regulated market in the EU (it will remain on the Official List) and therefore will remain subject to  the regulatory requirements imposed by the EU that apply to all securities that are admitted to trading on such regulated markets. The Company will therefore remain subject, inter alia, to the Prospectus Regulations and the Prospectus Rules, the Transparency Regulations and the Transparency Rules, the Market Abuse Regulations and the Market Abuse Rules, the Shareholders Rights Regulations and the European Communities Regulations. The Company’s reporting of financial results during the fiscal year will not be altered by the Reclassification, and nor will its obligation to ensure public disclosure of Inside Information without delay. The Company will also remain subject to the Irish Takeover Rules.

Elan is committed to the adoption and maintenance of the highest standards of corporate governance and compliance and has annually disclosed analysis of its compliance with the UK Corporate Governance Code and its predecessor codes. Following the Reclassification, Elan will continue to be subject to the Listing Rule requirement that it include in its annual report a statement as to its observance of the principles and provisions of the UK Corporate Governance Code (applicable to both primary and secondary listed companies on the ISE). Elan has also adopted a Securities Trading Policy which incorporates the Model Code and relevant requirements under the SEC rules and intends to continue to adhere to, and to require all relevant staff to adhere to, this Securities Trading Policy notwithstanding that the Model Code will no longer be applicable following the Reclassification.

Elan will also continue to remain subject to the requirement to maintain a sponsor in respect of its listing on the ISE at all times for the duration of that listing. Davy continues to be retained as Elan’s sponsor.

A summary of the main differences between the regulatory requirements of companies with a Secondary Listing as opposed to a Primary Listing is set out in the Circular.

Conclusion
For the reasons set out in this announcement and in the related Circular being issued today, the Board believes that the Reclassification of Elan’s listing on the Irish Stock Exchange at this time is appropriate and is in the best interests of the Company and its Shareholders, and the Board has decided to effect the Reclassification with effect from 3 November 2011.

Defined terms used in this announcement have the same meaning as in the Circular being issued by Elan today to shareholders in connection with the Reclassification.

A copy of the Circular has been submitted to the Irish Stock Exchange and will shortly be available for inspection at the following location:

Company Announcements Office,
Irish Stock Exchange,
28 Anglesea Street,
Dublin 2,
Ireland.
Tel: + 353 1 6174200

The Circular is also available on the Company’s website, www.elan.com.

Investor Relations:
Chris Burns
Ph: 800-252-3526

David Marshall
Ph: 353-1-709-4444

Niamh Lyons
Ph: 353-1-709-4176

About Elan
Elan is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York and Irish Stock Exchanges. For additional information about Elan, please visit www.elan.com.